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              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT


                            Unisphere Networks, Inc.
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             (Exact Name of Registrant as Specified in its Charter)

                   Delaware                             522142617
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          (State of Incorporation)         (IRS Employer Identification Number)


                            10 Technology Park Drive
                          Westford, Massachusetts 01886
                                 (978) 589-5800
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    (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)



     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, having power of attorney under the Registration Statement on Form S-1 (File No. 333-43144), as amended (the "Registration Statement"), relating to common stock, par value $0.01 per share (the "Common Stock"), of Unisphere Networks, Inc. (the "Company"), being the agent for service of process named in the Registration Statement and being an authorized representative of the Company, hereby requests that the Registration Statement be withdrawn, effective immediately. Due to the announced acquisition of the Company by Juniper Networks, Inc., the Company requests such withdrawal of the Registration Statement. No shares of Common Stock of the Company have been issued or sold under the Registration Statement and the Company does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement.

     The Company further requests that an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."


                                 UNISPHERE NETWORKS, INC.


                                 By: /s/ James A. Dolce, Jr.
                                    --------------------------------------------
                                    Name:  James A. Dolce, Jr.
                                    Tile:  President and Chief Executive Officer

Dated:  June 26, 2002